Exhibit 21.1
Subsidiaries of Innovid Corp. as of December 31, 2021

Name	Jurisdiction of Incorporation
Innovid Corp.	Delaware
Innovid LLC	Delaware
Innovid Holdings LLC	Delaware
Innovid AU Pty Ltd	Australia
Innovid EU Limited	United Kingdom
Innovid Media Ltd.	Israel
Innovid Argentina SRL	Argentina